Exhibit (a)(5)(v)

FOR IMMEDIATE RELEASE	3760 Rocky Mountain Avenue Loveland, CO 80538 T 970.493.7272 F 907.619.3003 www.heska.com @HeskaCorp

At Heska Corporation:	At Hayden IR:
Jason Napolitano, Executive Vice President & CFO	Brett Maas, Managing Partner
(970) 493-7272, Ext. 4105	(646) 536-7331
brett@haydenir.com

HESKA CORPORATION

ANNOUNCES EXTENSION OF ODD-LOT TENDER OFFER

LOVELAND, CO — October 16, 2012 — Heska Corporation (NASDAQ: HSKA—News; “Heska” or the “Company”), a provider of advanced veterinary diagnostic and other specialty veterinary products, announced today that it is further extending the expiration date for its tender offer for the purchase for cash of all shares of its common stock held by stockholders that owned 99 or fewer shares as of the close of business on August 21, 2012 and that continue to own such shares through the expiration date of the offer. The offer as further extended will now expire at 5:00 p.m., Eastern time, on October 22, 2012, unless further extended or earlier terminated. As of 5:00 p.m., Eastern time, on October 15, 2012, the date and time previously established for the offer to expire, approximately 85 stockholders had tendered their shares, representing approximately 3,620 shares tendered in total.

This press release is for informational purposes only and is not an offer to buy or a solicitation of an offer to sell any shares of the Company’s common stock. The offer is being made solely pursuant to the offer to purchase and the accompanying documents, including the letter of transmittal, each dated August 27, 2012, and as amended on September 14, 2012, September 25, 2012, October 9, 2012 and October 15, 2012. The offer will expire at 5:00 p.m. Eastern time on October 22, 2012, unless otherwise extended or earlier terminated. Eligible stockholders who would like to accept the $9.50 per share offer must tender all shares that they own. Partial tenders will not be accepted.

Investors may obtain copies of the Company’s Schedule 13E-3, along with the amendments thereto, which includes the offer to purchase and accompanying documents (including the letter of transmittal) as exhibits, for free from the SEC’s website (www.sec.gov) or from the Company. The Company will make copies available to interested stockholders upon request. Company stockholders with questions or requests for documents, including a copy of the offer to purchase and letter of transmittal, each as amended, may call the Company’s information agent in this matter, Morrow & Co., LLC, at (800) 607-0088. Stockholders and investors are urged to read these materials because they contain important information concerning the offer.

Forward-Looking Statements

Statements made in this news release that are not historical facts may be forward-looking statements. Actual results may differ materially from those projected in any forward-looking statement. Important factors that could cause actual results to differ materially from those anticipated by any forward-looking information include, but are not limited to, future economic conditions, competitive services and pricing, new competitor entry, financing, the delivery of services under existing contracts and other factors. For a more detailed description of the factors that could cause such a difference, please see the section entitled “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, as well as the Company’s other filings with the Securities and Exchange Commission. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Heska

Heska Corporation (NASDAQ: HSKA) sells advanced veterinary diagnostic and other specialty veterinary products. Heska’s state-of-the-art offerings to its customers include diagnostic instruments and supplies as well as single use, point-of-care tests, vaccines and pharmaceuticals. The company’s core focus is on the canine and feline markets where it strives to provide high value products and unparalleled customer support to veterinarians. For further information on Heska and its products, visit the company’s website at www.heska.com.

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